NorAm Capital Holdings, Inc.

15303 North Dallas Parkway, Suite 1030
Addison, Texas  75001

August 3, 2010

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0405

RE:

NorAm Capital Holdings, Inc.

Form 10-K for the fiscal year September 30, 2009

Filed December 29, 2009

File No. 0-02661

Dear Ms. Thompson:

This letter is provided in response to the Staff’s comment letter dated May 27, 2010 addressed to Mr. Anthony Renteria.

Form 10-K for the Fiscal Year Ended September 30, 2009

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

B. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

1.

Please tell us the amount of your debt portfolio liquidation revenues that represents the purchase and immediate resale transactions and what amount represents the resale of remaining uncollected accounts in portfolios owned by you.

Company Response:

Debt portfolio liquidation revenue that represents the purchase and immediate resale aggregated $13,889,091 for the year ended September 30, 2009.  From the initial startup of the debt acquisition business, the Company anticipated servicing a portion of the debts and possibly reselling those accounts.  To date, the Company has only had immediate resale transactions and consequently did not realize nor did it report any revenues for the resale of remaining uncollected accounts in portfolios owned by NorAm for the year ended September 30, 2009.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 3, 2010

2.

Please provide us with a representative example for each of the two types of debt portfolio liquidation revenue transactions. In doing so, include a narrative description of the transaction from inception to conclusion, including the accounting at each point of the transaction. Please support your basis for the accounting employed. You may want to include accounting journal entries to facilitate your explanation.

Company Response:

a) ***  The Company records the purchase of the charged off debt portfolio.

Journal Entry to Record Purchase of Charged off Debt Portfolio

Portfolios for Sale

xxx

Accounts Payable

xxx

*** The Company records the sale of the charged off debt portfolio when the funds are wired.

Journal Entry to Record Sale of Charged off Debt Portfolio

Cost of Sales

xxx

Cash

xxx

Portfolios for Sale

xxx

Debt Liquidation Revenue

xxx

The accounting treatment illustrated above is in conformity with FASB Financial Accounting Concepts No. 6 (CON 6).  Accounting reporting that one entity uses to distinguish between revenues and gains and expenses and losses depends on the nature of an entity’s operations. The Company reports the sale of debt portfolio liquidation as gross revenues since these transactions represent inflows that have occurred as a result of the Company's ongoing core operations.  Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another.  The Company does not report debt liquidation portfolio revenue as a net gain because the transactions are not incidental or peripheral to the Company’s ongoing operations.  According to CON6, “Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.”

The Company purchases portfolios and is legally responsible to pay for the portfolio regardless if they have a buyer already in place. The Company chooses to enter into an immediate sale of the portfolio due to the nature of the underlying charged off debts and the risks involved with the portfolio becoming stale.

b) The Company contemplated selling uncollected accounts in portfolios but did not realize any during the year ended September 30, 2009 and to date, but expects to engage in this activity in the future and therefore no representative example is provided.

Confidential Portions Redacted and Filed with the Commission pursuant to 17 CFR 200.83.

“***” Symbolizes Language Omitted Pursuant to an Application For Confidential Treatment.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 3, 2010

3.

Please tell us how you considered ASC 860 (formerly SFAS 140) in accounting for your debt portfolio liquidation revenues. Please ensure you explain how you considered whether you are within the scope of ASC 860 and the reasons for your conclusion and accounting.

Company Response:

The Company considered ASC 860 in accounting for debt portfolio liquidation revenues but concluded that the debt portfolio liquidation transactions do not fall within the scope of ASC 860 for the following reason.  ASC 860-10-05-4 states that ASC 860 establishes standards to deal with transactions with continuing involvement with the transferee.  In this instance, the Company does not retain any continuing involvement, the receivables are sold without recourse, the Company does not service the charged off debt, the Company does not have an agreement to reacquire any of the charged off debt, nor are any options or pledges of collateral involved in the transaction.

Nevertheless, the recognition provisions for both the revenues and costs under ASC 860 are being adhered to.  ASC 860-20-25-1 states that all proceeds (in this case cash) be recognized and recognize any earnings on the sale.

For presentation of revenues, the Company believes the level of activity and nature of the transactions falls under the guidance of CON 6, which states that what can be recorded for one entity as a net gain, can be recorded as sales and cost of sales to another entity.

According to CON 6, the “primary purpose of distinguishing gains and losses from revenues and expenses is to make displays of information about an enterprise's sources of comprehensive income as useful as possible, fine distinctions between revenues and gains and between expenses and losses are principally matters of display or reporting (paragraphs 64, 219-220, and 228).”  The net effect of reporting debt liquidation portfolio revenue gross versus net is zero.  The Company believes the current presentation of gross revenues enhances the readers’ ability to make an informed decision based on more qualitative information.

Confidential Portions Redacted and Filed with the Commission pursuant to 17 CFR 200.83.

“***” Symbolizes Language Omitted Pursuant to an Application For Confidential Treatment.

Ms. Jennifer Thompson

Securities and Exchange Commission

August 3, 2010

If you have any further comments or need additional information, please direct them to my attention.

Sincerely,

/s/ Anthony Renteria

/s/ Dan Cofall

Anthony Renteria

Dan Cofall

President and Chief Executive Officer

Chief Financial Officer

Confidential Portions Redacted and Filed with the Commission pursuant to 17 CFR 200.83.

“***” Symbolizes Language Omitted Pursuant to an Application For Confidential Treatment.